UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			      FORM U-13-60

			      ANNUAL REPORT

			     FOR THE PERIOD

Beginning January 1, 2000          and Ending     December 31, 2000

				 TO THE

		 U.S. SECURITIES AND EXCHANGE COMMISSION

				   OF


			 ENTERGY OPERATIONS, INC.
   ___________________________________________________________________
		    (Exact Name of Reporting Company)


A       Subsidiary                              Service Company
  ___________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation  June 6, 1990   If not Incorporated, Date of Organization
		       ______________


State or Sovereign Power under which Incorporated or Organized   Delaware


Location of Principal Offices of Reporting Company
1340 Echelon Parkway, Jackson, Mississippi


Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Nathan E. Langston      VP, Chief Accounting Officer
	(Name)                        (Title)

P.O. Box 61000, New Orleans, La. 70161
	     (Address)

   Name of Principal Holding Company Whose Subsidiaries are served by
			   Reporting Company:

			   Entergy Corporation

		  INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.  Period Covered by Report
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01 (b)).

6.  Deficits Displayed
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, SS210.3-01(c)).

7.  Major Amendments or Corrections
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed
    The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


			      2 OF 26 PAGES

	       ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2000

	      Listing Of Schedules and Analysis of Accounts


							Schedule or       Page
       Description of Schedules and Accounts           Account Number    Number

Comparative Balance Sheets                            Schedule I           4-5
Service Company Property                              Schedule II            6
Accumulated Provision for Depreciation and
   Amortization of Service Company Property           Schedule III           7
Investments                                           Schedule IV            8
Accounts Receivable from Associate Companies          Schedule V             8
Fuel Stock Expenses Undistributed                     Schedule VI            9
Stores Expense Undistributed                          Schedule VII           9
Miscellaneous Current and Accrued Assets              Schedule VIII         10
Miscellaneous Deferred Debits                         Schedule IX           10
Research, Development, or Demonstration Expenditures  Schedule X            10
Proprietary Capital                                   Schedule XI           11
Long-Term Debt                                        Schedule XII          12
Current and Accrued Liabilities                       Schedule XIII         13
Notes to Financial Statements                         Schedule XIV          13
Comparative Income Statements                         Schedule XV           14
Analysis of Billing - Associate Companies             Account 457           15
Analysis of Billing - Nonassociate Companies          Account 458           16
Analysis of Charges for Service - Associate and       Schedule XVI          17
   Nonassociate Companies
Schedule of Expense Distribution by Department or     Schedule XVII      18-19
   Service Function
Departmental Analysis of Salaries                     Various Accounts      20
Outside Services Employed                             Various Accounts      20
Employee Pensions and Benefits                        Various Accounts      21
General Advertising Expenses                          Various Accounts      21
Miscellaneous General Expenses                        Various Accounts      22
Rents                                                 Various Accounts      22
Taxes Other Than Income Taxes                         Various Accounts      23
Donations                                             Various Accounts      23
Other Deductions                                      Various Accounts      24
Notes to Statement of Income                          Schedule XVIII        24

									   Page
	Description of Reports or Statements                              Number

Organization Chart                                                          25
Methods of Allocation                                                       25
Annual Statement of Compensation for Use of                                 25
   Capital Billed
Signature                                                                   26





			      3 OF 26 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 Schedule I - Comparative Balance Sheets

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                      ASSETS AND OTHER DEBITS                          AS OF DECEMBER 31,
									      2000         1999
	SERVICE COMPANY PROPERTY
101      Service company property (Schedule II)                            $12,076,007  $12,027,701
107      Construction work in progress (Schedule II)                           178,257      117,619
									   -----------  -----------
	    Total Property                                                  12,254,264   12,145,320
									   -----------  -----------

108      Less accumulated provision for depreciation and
	  amortization of service company property (Schedule III)           10,977,007    9,869,531
									   -----------  -----------
	    Net Service Company Property                                     1,277,257    2,275,789
									   -----------  -----------

	INVESTMENTS

123      Investments in associate companies (Schedule IV)                            -            -
124      Other investments (Schedule IV)                                             -            -
									   -----------  -----------
	    Total Investments                                                        -            -
									   -----------  -----------

	CURRENT AND ACCRUED ASSETS

131      Cash                                                                  108,006          839
135      Working funds                                                         703,120      115,717
136      Temporary cash investments (Schedule IV)                              917,631            -
141      Notes receivable                                                            -            -
143      Account receivable                                                          -      331,818
145      Notes receivable from associate companies                                   -            -
146      Accounts receivable from associate companies (Schedule V)           2,146,418   18,549,259
152      Fuel stock expenses undistributed (Schedule VI)                             -            -
163      Stores expense undistributed (Schedule VII)                                 -            -
165      Prepayments                                                           331,194      105,706
174      Miscellaneous current and accrued assets (Schedule VIII)               78,982       57,434
									   -----------  -----------
	    Total Current and Accrued Assets                                 4,285,351   19,160,773
									   -----------  -----------

	DEFERRED DEBITS

184      Clearing accounts                                                           -            -
186      Miscellaneous deferred debits (Schedule IX)                                 -      407,516
188      Research, development, or demonstration expenditures (Schedule X)           -            -
190      Accumulated deferred income taxes                                   1,572,377    1,241,696
									   -----------  -----------
	    Total Deferred Debits                                            1,572,377    1,649,212
									   -----------  -----------

	    TOTAL ASSETS AND OTHER DEBITS                                   $7,134,985  $23,085,774
									    ==========  ===========



			      4 OF 26 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 Schedule I - Comparative Balance Sheets


ACCOUNT                  LIABILITIES AND PROPRIETARY CAPITAL                      AS OF DECEMBER 31,
										 2000        1999
	PROPRIETARY CAPITAL
201      Common stock issued (Schedule XI)                                         $5,000      $5,000
211      Miscellaneous paid-in-capital (Schedule XI)                              995,000     995,000
215      Appropriated retained earnings (Schedule XI)                                 -            -
216      Unappropriated retained earnings (Schedule XI)                               -            -
									      ----------- -----------
	    Total Proprietary Capital                                           1,000,000   1,000,000
									      ----------- -----------

	LONG-TERM DEBT

223      Advances from associate companies (Schedule XII)                             -            -
224      Other long-term debt (Schedule XII)                                          -            -
									      ----------- -----------
	    Total Long-term Debt                                                      -            -
									      ----------- -----------


	OTHER NON-CURRENT LIABILITIES

228     Accumulated provision for pensions & benefits and injuries & damages      557,870     668,020
									      ----------- -----------
	    Total Other Non-current Liabilities                                   557,870     668,020
									      ----------- -----------


	CURRENT AND ACCRUED LIABILITIES

232      Accounts payable                                                       2,571,711   3,263,787
234      Accounts payable to associate companies (Schedule XIII)                  222,982  16,757,513
236      Taxes accrued                                                                  -     271,128
241      Tax collections payable                                                    5,111           -
242      Miscellaneous current and accrued liabilities (Schedule XIII)                  -           -
									      ----------- -----------
	    Total Current and Accrued Liabilities                               2,799,804  20,292,428
									      ----------- -----------

	DEFERRED CREDITS

253      Other deferred credits                                                 2,763,484   1,111,500
									      ----------- -----------
	    Total Deferred Credits                                              2,763,484   1,111,500
									      ----------- -----------

283      Accumulated deferred income taxes - other                                 13,827      13,826
									      ----------- -----------

	    TOTAL LIABILITIES AND PROPRIETARY CAPITAL                          $7,134,985 $23,085,774
									      =========== ===========


				5 OF 26 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2000

		 Schedule II - Service Company Property


						 Balance at           Retirements  Other    Balance at
						  Beginning  Additions     or     Changes    Close of
	Description                                of Year               Sales      (1)        Year

Service Company Property
Account
  301   Organization                              $        -   $     -     $    -   $   -   $        -
  303   Miscellaneous Intangible Plant             1,383,398         -          - (26,570)   1,356,828
  304   Land and Land Rights                               -         -          -       -            -
  305   Structures and Improvements                        -         -          -       -            -
  306   Leasehold Improvements                     3,494,427         -          -       -    3,494,427
  307   Equipment (2)                              4,296,236         -          - 289,241    4,585,477
  308   Office Furniture and Equipment             2,357,924    74,876          -(289,241)   2,143,559
  309   Automobiles, Other Vehicles
	    and Related Garage Equipment               5,767         -          -       -        5,767
  310   Aircraft and Airport Equipment               489,949         -          -       -      489,949
  311   Other Service Company Property (3)                 -         -          -       -            -
						 -----------------------------------------------------
		       SUBTOTAL                   12,027,701    74,876          - (26,570)  12,076,007
						 -----------------------------------------------------
  107   Construction Work in Progress (4)            117,619   108,944     48,306       -      178,257
						 -----------------------------------------------------
			 TOTAL                   $12,145,320  $183,820    $48,306($26,570) $12,254,264
						 =====================================================

(1)  Provide an explanation of those changes considered material:
      307 - 308 Reclassifications of property

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

								    Balance at
	     Subaccount Description                     Additions    Close of
								       Year

307.02  Communications and Dispatch                       $      -   $1,597,340
307.03  Data Processing                                    289,241    2,988,137

							  --------   ----------
						TOTAL     $289,241   $4,585,477
							  ========   ==========

(3) Description other service company property: N/A

(4) Describe construction work in progress:

    Purchase of office equipment, software, and leasehold improvements to corporate offices.


				6 OF 26 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2000

    Schedule III - Accumulated Provision for Depreciation and Amortization
			of Service Company Property

					  Balance at   Additions                  Other       Balance
					   Beginning   Charged to              Changes Add    at Close
		   Description              of Year   Account 403  Retirements (Deduct) (1)   of Year
Account
  301    Organization                      $        -    $       -     $     -      $     -   $        -
  303    Miscellaneous Intangible Plant     1,251,117       81,114           -       (3,099)   1,329,132
  304    Land and Land Rights                       -            -           -            -            -
  305    Structures and Improvements                -            -           -            -            -
  306    Leasehold Improvements             2,337,909      227,275           -            -    2,565,184
  307    Equipment                          3,516,421      751,806           -      257,198    4,525,425
  308    Office Furniture and Equipment     2,268,368       50,380           -     (257,198)   2,061,550
  309    Automobiles, Other Vehicles
	     and Related Garage Equipment       5,767            -           -            -        5,767
  310    Aircraft and Airport Equipment       489,949            -           -            -      489,949
  311    Other Service Company Property             -            -           -            -            -

					   -------------------------------------------------------------
				    TOTAL  $9,869,531   $1,110,575   $       -    $  (3,099) $10,977,007
					   =============================================================

(1) Provide an explanation of those changes considered material:
      307 - 308 Reclassification of depreciation due to reclassification of property.

				7 OF 26 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 For the Year Ended December 31, 2000

		      Schedule IV - Investments

Instructions:
  Complete the following schedule concerning investments.

  Under Account 124, "Other Investments," state each investment separately, with description including, the name of issuing company, number of shares or principal amount, etc.

  Under Account 136, "Temporary Cash Investments," list each investment separately.


							   Balance at    Balance at
				      Description         Beginning of  Close of Year
							      Year
  Account 123 - Investment in Associate Companies           $    -       $      -

  Account 124 - Other Investments                                -              -

  Account 136 - Temporary Cash Investments
		  Money Pool (See Note 3)                        -        917,631
							    ---------------------
						    TOTAL   $    -       $917,631
							    =====================

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 For the Year Ended December 31, 2000

      Schedule V - Accounts Receivable from Associate Companies

Instructions:
  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

							    Balance at        Balance at
Description                                               Beginning of Year  Close of Year

Account 146 - Accounts Receivable from Associate Companies
	       Money Pool Receivable (See Note 3)         $          -       $    705,950
	       Entergy Arkansas, Inc.                          415,160            361,059
	       Entergy Louisiana, Inc.                         337,178            255,453
	       Entergy Mississippi, Inc.                         1,138                  -
	       Entergy Gulf States, Inc.                     7,458,026            500,966
	       Entergy Services, Inc.                          (38,969)             9,416
	       Entergy Nuclear Generation Company                    -                887
	       Entergy Operations, Inc.                         (2,931)                 -
	       System Energy Resources, Inc.                10,384,623            346,962
	       Entergy Enterprises, Inc.                        (4,966)           (34,275)
							  -------------------------------
						  TOTAL   $ 18,549,259       $  2,146,418
							  ===============================
										  Total
										Payments
									       -----------
Analysis of Convenience or Accommodation Payments:                             $        -

									       -----------

							    TOTAL PAYMENTS     $        -
									       ===========


				8 OF 26 PAGES


		   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		      For the Year Ended December 31, 2000

		Schedule VI - Fuel Stock Expenses Undistributed

Instructions:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

		   Description                       Labor     Expenses   Total
Account 152 - Fuel Stock Expenses Undistributed      $ -       $ -        $ -


						    ---------------------------

					    TOTAL    $ -       $ -        $ -
						    ===========================
Summary:

	 N/A


		   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		      For the Year Ended December 31, 2000

		  Schedule VII - Stores Expense Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

		   Description                        Labor     Expenses   Total
Account 163 - Stores Expense Undistributed            $ -       $  -       $ -


						      --------------------------
					     TOTAL    $ -       $  -       $ -
						      ==========================


				9 OF 26 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2000

	Schedule VIII - Miscellaneous Current and Accrued Assets


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

						Balance at  Balance at
	  Description                          Beginning of  Close of
						    Year        Year

 Account 174 -
  Miscellaneous Current and Accrued Assets
    Unbilled Jobbing Orders                     $ 48,268     $ 50,900
    External Audit Support                             -       16,080
    Other (2)                                      9,166       12,002
					       ----------------------
				      TOTAL     $ 57,434     $ 78,982
					       ======================

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2000

	       Schedule IX - Miscellaneous Deferred Debits



Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

					      Balance at   Balance at
		Description                    Beginning    Close of
						of Year       Year

 Account 186 -
  Miscellaneous Deferred Debits
    Long Term Incentive Plan                   $(143,650)  $       -
    Federal Income Tax Withheld                  200,045           -
    F.I.C.A. Tax Withheld                         77,375           -
    Other                                        273,746           -
					      ----------------------
				       TOTAL  $  407,516    $      -
					      ======================


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2000

    Schedule X - Research, Development, or Demonstration Expenditures



Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

					     Balance at   Balance at
		Description                  Beginning     Close of
					      of Year        Year

 Account 188 -
  Research, Development, or
   Demonstration Expenditures                $       -     $      -
					     -----------------------
				    TOTAL    $       -     $      -
					     =======================


				10 OF 26 PAGES

		       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

			  For the Year Ended December 31, 2000

			   Schedule XI - Proprietary Capital

				  Number of Shares     Par or Stated        Outstanding Close of Period
Account Number   Class of Stock     Authorized        Value Per Share      No. of Shares    Total Amount
  Account 201-Common Stock Issued      1,000               $5.00                1,000           $ 5,000


Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

		       Description                          Amount

  Account 211 - Miscellaneous Paid-in Capital             $ 995,000

  Account 215 - Appropriated Retained Earnings                    -
							  ---------
						   TOTAL  $ 995,000
							  =========


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.


				    Balance at    Net Income    Dividends    Balance at
				   Beginning of   -or (loss)       Paid     Close of Year
     Description                       Year
 Account 216 -
  Unappropriated Retained Earnings     $-            $-            $-          $-

				       -------------------------------------------------
			   TOTAL       $-            $-            $-          $-
				       =================================================


				11 OF 26 PAGES

				 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

				    For the Year Ended December 31, 2000

				       Schedule XII - Long-Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

				  Terms of                                       Balance                            Balance
				 Obligation                                        at                                  at
			       Class & Series    Date of   Interest    Amount   Beginning                            Close
	  Name of Creditor      of Obligation    Maturity    Rate    Authorized  of Year  Additions  Deductions(1)  of Year
Account 223 - Advances from
  Associate Companies:                                                $  -       $  -      $  -       $    -        $  -




Account 224 -
Other Long-Term Debt:                                                    -          -         -            -           -



								      -----------------------------------------------------
		   TOTAL                                              $  -       $  -      $  -       $    -        $  -
								      =====================================================
(1) Give an explanation of Deductions:
    N/A


				12 OF 26 PAGES


		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ending December 31, 2000

		Schedule XIII - Current and Accrued Liabilities

Instructions:
 Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

					      Balance at    Balance at
			     Description     Beginning of  Close of Year
						 Year

Account 234 - Accounts Payable to Associate Companies
      Money Pool Payable (See Note 3)         $12,062,068   $          -
      Entergy Arkansas, Inc.                     (648,769)         3,421
      Entergy Louisiana, Inc.                   7,316,157        160,565
      Entergy Gulf States, Inc.                (2,250,634)             -
      Entergy Services, Inc.                       35,829         59,073
      Entergy Operations, Inc.                     (2,388)             -
      System Energy Resources, Inc.               245,250              -
      Other                                             -            (77)
					      --------------------------
			    TOTAL             $16,757,513   $    222,982
					      ==========================


		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 2000

		Schedule XIV - Notes to Financial Statements


Instructions:
     The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13 ( 2 ) through 13 ( 8 )


				13 OF 26 PAGES (1)

	       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 For the Year Ended December 31, 2000

	     Schedule XIV - Notes To Financial Statements


NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

      Entergy Operations, Inc. (Entergy Operations) is a nuclear management service company wholly owned by Entergy Corporation. Entergy Operations has been authorized to act as an agent in the operations, but not ownership, of Arkansas Nuclear One Steam Electric Generating Station Units 1 and 2 (ANO), River Bend Steam Electric Generating Station (River Bend), Waterford Steam Electric Generating Station Unit No. 3 (Waterford 3), and Grand Gulf Steam Electric Generating Station Unit 1 (Grand Gulf 1), subject to oversight by Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., and System Energy Resources, Inc. (collectively, the Companies), respectively. The Companies and the Grand Gulf 1 co-owner retain their ownership interests, associated capacity, and energy entitlements and pay directly or reimburse Entergy Operations for the costs associated with the operation and maintenance of these units. Entergy Corporation entered into separate guarantee agreements with the Companies whereby Entergy Corporation guaranteed the financial ability of Entergy Operations to meet its various financial obligations to the Companies under the operating agreements, as long as the Companies continue to meet their payment obligations to Entergy Operations under the applicable operating agreements.

System of Accounts

      Entergy Operations maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administrated by the Securities and Exchange Commission (SEC), and has adopted a system of accounts consistent with the system prescribed by the Federal Energy Regulatory Commission. Certain previously reported amounts may be reclassified to conform to current classifications with no effect on net income or shareholder's equity.

Use of Estimates in the Preparation of Financial Statements

      The preparation of Entergy Operations' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

      Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease terms.

Income Taxes

       Entergy Operations accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement basis and tax basis of assets, liabilities, and loss carryforwards. Temporary differences are recorded based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

			    13 OF 26 PAGES (2)

     Entergy Operations joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated federal income tax return. Income taxes (or benefits) are allocated to Entergy Operations in proportion to its contribution to consolidated taxable income. SEC regulations require that neither Entergy Corporation nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Operations files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and a separate income tax return for Louisiana.

Cash and Cash Equivalents

     Entergy Operations considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosure

     Entergy Operations considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

NOTE 2.   INCOME TAXES

      Deferred income tax assets (liabilities) are comprised of the following at December 31, 2000 and 1999:

						   2000             1999
Deferred Tax Assets:
    Excess capital loss                        $     402,968    $     402,968
    Deferred compensation                            758,188          414,457
    Depreciation                                     327,270          298,188
    Pension and benefits (OPEB) reserves              83,951          126,083
					       -------------    -------------
	Total                                  $   1,572,377    $   1,241,696
					       =============    =============
Deferred Tax Liabilities:
    Operating reserves                               (13,827)         (13,826)
					       -------------    -------------
	Total                                        (13,827)         (13,826)
					       =============    =============
	Net deferred tax assets / liabilities  $   1,558,550    $   1,227,870
					       =============    =============

     The benefit associated with these deferred tax assets has been or will be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Operations is dependent upon the allocation of the tax benefit from the Entergy Corporation consolidated return.

      Entergy Operations' effective income tax rate was 100 % in 2000 and 1999 compared to the current federal statutory income tax rate of 35 %. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Operations collects revenue adequate to fund its income tax expense.


			     13 OF 26 PAGES (3)

The income tax expense for 2000 and 1999 resulted primarily from non-deductible permanent items and state income taxes. The provision for intercompany expense (benefit) in lieu of federal income taxes for the years ended December 31, 2000 and 1999 consisted of the following:

				   2000               1999

Current:
  Federal                      $       272,686   $        (30,669)
  State                                 40,003              6,591
			       ---------------   ----------------
    Total                              312,689            (24,078)
			       ---------------   ----------------


Deferred:
  Federal                             (287,397)          (105,042)
  State                                (43,217)           (15,796)
			       ---------------   ----------------
    Total                             (330,614)          (120,838)
			       ---------------   ----------------

  Total income tax expense     $       (17,925)   $      (144,916)
			       ===============   ================


NOTE 3.   LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

      Entergy Operations has SEC authorization, through November 30, 2001, to effect short-term borrowings from Entergy Corporation in an aggregate amount of up to $20 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 2000 and 1999.

      Entergy Operations participates with certain other Entergy Corporation subsidiaries in the System Money Pool (Money Pool), an intra-system borrowing arrangement designed to reduce the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Operations from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

      The borrowings from the Money Pool and applicable interest rates for 2000 and 1999 were as follows (dollars in thousands):

							  2000         1999

Average borrowing                                      $  10,126      $4,217
Maximum borrowing during the year                      $  12,713     $11,913
Average effective interest rate during the year             5.9%        5.3%
Average effective interest rate at end of year              6.8%        5.3%

      At December 31, 2000, Entergy Operations had no borrowings outstanding from the Money Pool.


			     13 OF 26 PAGES (4)

NOTE 4.   OPERATING LEASES

      Total rent expense for 2000 and 1999 was $1.8 million and $3.8 million, respectively. As of December 31, 2000, Entergy Operations had non-cancelable operating leases with future minimum rental commitments on building space as follows (in thousands):

					       Minimum
					    lease payments

	    2001                              $   2,752
	    2002                                  2,302
	    2003                                  2,752
	    2004                                  1,721
	    2005                                    500
	    Years Thereafter                          -
					       --------
		    Total                      $ 10,027
					       ========


NOTE 5.   EMPLOYEE BENEFITS

Employee Benefit Plans

      Certain key employees of Entergy Operations participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity
Plan). The Equity Plan grants stock options, equity awards, and incentive awards to key employees. The costs of equity and incentive awards are charged to income over the period of the grant or restricted period, as appropriate. Amounts charged to compensation expense were $308,000 and $450,000 in 2000 and 1999, respectively.

      Employees of Entergy Operations are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings
Plan) upon meeting certain eligibility requirements. The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries who have completed certain service requirements. The Savings Plan provides that the employing Entergy subsidiary may make matching contributions to the plan in an amount equal to 50% of the participant's basic contribution (which may be up to 6% of their salary) in shares of Entergy Corporation common stock. Effective
January 1, 2001, participants in the Savings Plan may direct their matching contributions from the employing Entergy subsidiary in an amount equal to 50% of the employee's contribution (which may be up to 6% of their salary) to other investment funds. Employees who continue to direct their company-matching contributions to the purchase of shares of Entergy Corporation common stock will receive matching contributions in the amount of 75% of their basic contribution (which may be up to 6% of their salary). Entergy Operations contributed $4.3 million in 2000 and $5.0 million in 1999 to the Savings Plan.

Retirement and Other Postretirement Benefit Plans

     Eligible employees of Entergy Operations are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Operations.

      Eligible employees of Entergy Operations participate in two of the Entergy Corporation retirement plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees". These pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts.

			     13 OF 26 PAGES (5)

      The pension and other postretirement obligations of Grand Gulf 1 and Entergy Operations headquarters' employees are reflected in the financial statements of Entergy Operations.

      Total 2000 and 1999 pension and other postretirement costs for Entergy Operations - Grand Gulf 1 and headquarters' employees, including capitalized amounts, included the following components (in thousands):

					   Pension       Other Postretirement
							       Benefits
					 2000     1999      2000      1999

Service cost                           $ 2,471   $2,889   $ 1,114    $1,084
Interest cost                            4,049    3,734       933       740
Expected return on assets               (5,263)  (4,627)     (811)     (613)
Amortization of transition asset          (597)    (597)      262       262
Amortization of prior service cost         112       80        14         -
Recognized net (gain)/loss                (166)       -        (9)      (10)
				       -------   ------    ------   -------
Net pension cost                       $   606   $1,479    $1,503   $ 1,463
				       =======   ======    ======   =======



Change in the Projected Benefit Obligation           Pension          Other Postretirement
(PBO)/Accumulated Postretirement Obligation                               Benefits
(APBO)

						   2000       1999       2000       1999
Balance at beginning of year                    $ 53,542  $  55,539   $ 11,231   $ 11,068
Service cost                                       2,471      2,889      1,114      1,084
Interest Cost                                      4,049      3,734        933        740
Amendment                                            358          -        165          -
Actuarial (gain)/loss                                554     (7,790)     1,578     (1,329)
Benefits paid                                     (1,096)      (830)      (788)      (332)
						--------  ---------   --------   --------
Balance at end of year                          $ 59,878  $  53,542   $ 14,233   $ 11,231
						========  =========   ========   ========
Change in Plan Assets
Fair value of assets at beginning of year       $ 69,854  $  60,532   $  9,549   $  7,156
Actual return on plan assets                      (3,405)    10,152        288        548
Employer contributions                                 -          -      2,606      2,177
Benefits paid                                     (1,096)      (830)      (788)      (332)
						--------  ---------   --------   --------
Fair value of assets at end of year             $ 65,353  $  69,854   $ 11,655   $  9,549
						========  =========   ========   ========

Funded status                                   $  5,475  $  16,312    $(2,578)   $(1,682)
Unrecognized transition (asset)/obligation        (2,905)    (3,501)     3,146      3,408
Unrecognized prior service cost                    1,108        861        151          -
Unrecognized net (gain)/loss                     (11,026)   (20,415)      (471)    (2,581)
						 -------   --------   --------    -------
Prepaid/(accrued) pension cost                   $(7,348)  $ (6,743)  $    248    $  (855)
						 =======   ========   ========    =======

			     13 OF 26 PAGES (6)


      The significant assumptions used in computing the pension and other postretirement information above were as follows:

						      2000      1999

Weighted-average discount rate                        7.5%      7.5%
Weighted-average rate of increase in future           4.6%      4.6%
 compensation levels
Expected long-term rate of return on plan assets:
    Taxable assets                                    9.0%      9.0%
    Non-taxable assets                                5.5%      5.5%


      The pension transition asset is being amortized over the greater of the remaining service period or 15 years. The other postretirement benefits transition obligation is being amortized over 20 years.

     The assumed health care cost trend rate used in measuring the other postretirement benefits' APBO was 7.5% for 2000, gradually decreasing each successive year until it reaches 5.0% in 2006. A one percentage-point increase in the assumed health care cost trend rate for 2000 would have increased the APBO by $1,476,000 and increased the sum of the service cost and interest cost by $312,000. A one percentage-point decrease in the assumed health care cost trend rate for 1999 would have decreased the APBO by $1,225,000 and decreased the sum of the service cost and interest cost by $254,000.

			     13 OF 26 PAGES (7)


NOTE 6.   TRANSACTIONS WITH AFFILIATES

      Entergy  Operations  has been authorized,  pursuant  to  certain operating  agreements, to act as an agent for  the  Companies  in  the operation,  but  not ownership, of ANO, River Bend, Waterford  3,  and
Grand  Gulf  1.   In return, the Companies pay directly  or  reimburse
Entergy  Operations  for  the costs associated  with  operating  those units.  In 2000 and 1999, Entergy Operations was paid or reimbursed  a total  of  $484.8 million and $495.2 million, respectively  from  ANO,
River Bend, Waterford, and Grand Gulf 1 for the costs associated  with operating those units.

      Entergy  Operations receives, pursuant to a  service  agreement,
technical  and  advisory services from Entergy Services,  Inc.   These
services amounted to $44.5 million in 2000 and $50.7 million  in  1999 with the Companies reimbursing Entergy Operations for their respective portions.

			     13 OF 26 PAGES (8)


	     ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

	       For the Year Ended December 31, 2000

	    Schedule XV - Comparative Income Statements


Account                       Description                        Current Year      Prior Year

	   INCOME
457        Services rendered to associate companies                $701,984,228    $728,515,991
458        Services rendered to nonassociate companies                        -               -
								   ------------    ------------
			   TOTAL INCOME                             701,984,228     728,515,991
								   ------------    ------------

	   EXPENSES - Income Statement

500-557    Power production                                         416,452,848     422,895,865
560-598    Transmission and distribution expenses                             -          31,425
901-905    Customer accounts                                                  -           2,006
906-917    Customer service and information                               2,414          12,961
920        Salaries and wages                                        18,053,534      23,507,994
921        Office supplies and expenses                               2,727,988       5,219,485
923        Outside services employed                                 13,243,696       6,632,063
924        Property insurance                                        (4,776,648)     (2,236,522)
925        Injuries and damages                                       2,668,071       3,026,446
926        Employee pensions and benefits                            38,474,050      37,300,737
928        Regulatory commission expenses                               503,982         472,182
930.1      General advertising expenses                                   5,420          63,923
930.2      Miscellaneous general expenses                             2,326,765       2,548,670
931        Rents                                                      1,842,240       3,810,655
935        Maintenance of general plant                               3,448,462       2,193,321
403-404    Depreciation and amortization expense                      1,107,476         470,369
408        Taxes other than income taxes                             45,127,101      41,570,376
409        Income taxes (benefits)                                      312,689         (24,078)
410-411    Provision for deferred income taxes                         (330,614)       (120,838)
421        Miscellaneous nonoperating income                                  -        (123,023)
426.1      Donations                                                    175,852         141,498
426.3      Penalties                                                     73,546         148,354
426.4      Civic, political, and related activities                       3,378          31,031
426.5      Other deductions                                             141,886         215,802
430        Interest on debt to associate companies                      428,852         620,728
								   ------------    ------------
			   TOTAL EXPENSES - Income Statement        542,012,988     548,411,430
								   ------------    ------------

	   EXPENSES - Balance Sheet

107EXP     Construction work in progress                            190,184,316     160,674,349
154EXP     General inventory                                        (29,819,275)     (4,906,047)
163EXP     Stores expense undistributed                              (1,071,787)     (1,200,484)
165EXP     Prepaid expense                                             (220,757)        127,322
174EXP     Miscellaneous current and accrued expense                  8,404,391      22,679,874
184EXP     Other expenses                                            (7,505,648)      2,729,547
								   ------------    ------------
			   TOTAL EXPENSES - Balance Sheet           159,971,240     180,104,561
								   ------------    ------------
			   NET INCOME (LOSS)                       $       -       $          -
								   ============    ============


			    14 OF 26 PAGES

		      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

			For the Year Ended December 31, 2000

	     Analysis of Billing - Associate Companies - Account 457

					  Direct       Indirect   Compensation    Total
					  Costs          Costs       For Use      Amount
 Name of Associate Company               Charged (1)    Charged    of Capital     Billed
					   457           457-2        457-3
    Entergy Arkansas, Inc.
     (Arkansas Nuclear One)             $259,852,295   $4,443,926  $     -     $264,296,221

    System Energy Resources, Inc.
     (Grand Gulf Nuclear Station) (2)    141,001,452    3,679,691        -      144,681,143

    Entergy Gulf States, Inc.
     (River Bend Nuclear Station)        140,615,549    3,848,277        -      144,463,826

    Entergy Louisiana, Inc.
     (Waterford 3 Nuclear Station)       144,838,026    3,705,012        -      148,543,038



					---------------------------------------------------
			      TOTAL     $686,307,322  $15,676,906  $     -     $701,984,228
					===================================================

(1) Includes costs paid directly by these associate companies.

(2) EOI does not render bills directly to non-associate owners of this facility.  EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.


				15 OF 26 PAGES

			   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

			      For the Year Ended December 31, 2000

		   Analysis of Billing - Nonassociate Companies - Account 458


Instruction:
  Provide a brief description of the services rendered to each nonassociate company:

				       Direct     Indirect   Compensation             Excess     Total
					Cost        Cost       For Use      Total       Or       Amount
   Name of Nonassociate Company        Charged     Charged    of Capital    Cost    Deficiency   Billed
					458-1       458-2       458-3                 458-4
				       $   -      $      -    $      -      $  -    $     -      $    -







				       -----------------------------------------------------------------
		       TOTAL           $   -      $      -    $      -      $  -    $     -      $    -
				       =================================================================

				16 OF 26 PAGES


	       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2000

     Schedule XVI - Analysis of Charges for Service - Associate And
			 Nonassociate Companies

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

				     Associate Company Charges             Nonassociate      Total Charges for Service
									  Company Charges
				   Direct      Indirect                 Direct Indirect     Direct      Indirect
Account Description of Items        Cost         Cost         Total     Cost   Cost  Total  Cost         Cost         Total
500-557 Power production        $410,504,290   $5,948,558 $416,452,848                      $410,504,290   $5,948,558 $416,452,848
906-917 Customer service and           2,414            -        2,414                             2,414            -        2,414
	 information
920     Salaries & wages          15,449,433    2,604,101   18,053,534                        15,449,433    2,604,101   18,053,534
921     Office supplies and        2,132,514      595,474    2,727,988                         2,132,514      595,474    2,727,988
	 expenses
923     Outside services employed 12,346,239      897,457   13,243,696                        12,346,239      897,457   13,243,696
924     Property insurance        (4,815,410)      38,762   (4,776,648)                       (4,815,410)      38,762   (4,776,648)
925     Injuries and damages       2,751,786      (83,715)   2,668,071                         2,751,786      (83,715)   2,668,071
926     Employee pensions and     36,636,373    1,837,677   38,474,050                        36,636,373    1,837,677   38,474,050
	 benefits
928     Regulatory commission        425,979       78,003      503,982                           425,979       78,003      503,982
	 expenses
930.1   General advertising            4,445          975        5,420                             4,445          975        5,420
	 expenses
930.2   Miscellaneous general      2,248,728       78,037    2,326,765                         2,248,728       78,037    2,326,765
	 expenses
931     Rents                      1,272,584      569,656    1,842,240                         1,272,584      569,656    1,842,240
935     Maintenance of general     3,437,545       10,917    3,448,462                         3,437,545       10,917    3,448,462
	 plant
403-404 Depreciation and                   -    1,107,476    1,107,476                                 -    1,107,476    1,107,476
	 amortization expense
408     Taxes other than income   44,571,596      555,505   45,127,101                        44,571,596      555,505   45,127,101
	 taxes
409     Income taxes (benefits)            -      312,689      312,689                                 -      312,689      312,689
410-411 Provision for deferred             -     (330,614)    (330,614)                                -     (330,614)    (330,614)
	 income taxes
426.1   Donations                     25,339      150,513      175,852                            25,339      150,513      175,852
426.3   Penalties                     73,546            -       73,546                            73,546            -       73,546
426.4   Civic, political, and            (56)       3,434        3,378                               (56)       3,434        3,378
	 related activities
426.5   Other deductions              56,554       85,332      141,886                            56,554       85,332      141,886
107EXP  Construction work in     190,184,316            -  190,184,316                       190,184,316            -  190,184,316
	 progress
154EXP  General inventory        (29,797,558)     (21,717) (29,819,275)                      (29,797,558)     (21,717) (29,819,275)
163EXP  Stores expenses           (2,229,183)   1,157,396   (1,071,787)                       (2,229,183)   1,157,396   (1,071,787)
	 undistributed
165EXP  Prepaid expense             (220,757)           -     (220,757)                         (220,757)           -     (220,757)
174EXP  Miscellaneous current and  8,404,391            -    8,404,391                         8,404,391            -    8,404,391
	 accrued expense
184EXP  Other expenses            (7,507,522)       1,874   (7,505,648)                       (7,507,522)       1,874   (7,505,648)
				 -------------------------------------------------------------------------------------------------
	TOTAL EXPENSES           685,957,586   15,597,790  701,555,376                       685,957,586   15,597,790  701,555,376

	Compensation for use of
	  Equity Capital
 430    Interest on debt to
	  associate companies        349,736       79,116      428,852                           349,736       79,116      428,852
				--------------------------------------------------------------------------------------------------
	TOTAL COST OF SERVICE   $686,307,322  $15,676,906 $701,984,228                      $686,307,322  $15,676,906 $701,984,228
				==================================================================================================
			     17 OF 26 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2000

      Schedule XVII - Schedule of Expense Distribution by Department or
			   Service Function

Instruction:
  Indicate each department or service function.  (See Instruction 01-3
  General Structure of Accounting System:  Uniform System of Accounts).

												DEPARTMENT OR SERVICE FUNCTION
						    Total                     Arkansas     Grand Gulf     River Bend   Waterford 3
Account              Description of Items         Directs &       Total        Nuclear       Nuclear       Nuclear       Nuclear
 Number                                           Indirects      Directs         One         Station       Station       Station
500-557  Power production                        $416,452,848  $410,504,290  $133,969,231  $ 86,234,024   $97,249,183   $93,051,852
906-917  Customer service and information               2,414         2,414         1,076             -         1,338             -
920      Salaries & wages                          18,053,534    15,449,433     4,860,603     4,341,783     2,976,702     3,270,345
921      Office supplies and expenses               2,727,988     2,132,514       646,319       711,973       384,545       389,677
923      Outside services employed                 13,243,696    12,346,239     3,516,194     3,405,671     2,752,341     2,672,033
924      Property insurance                        (4,776,648)   (4,815,410)       24,985    (4,890,055)       29,927        19,733
925      Injuries and damages                       2,668,071     2,751,786     1,133,877       554,909       461,483       601,517
926      Employee pensions and benefits            38,474,050    36,636,373    13,114,514     7,217,229     7,665,507     8,639,123
928      Regulatory commission expenses               503,982       425,979           357       423,257         1,113         1,252
930.1    General advertising expenses                   5,420         4,445         1,682         1,010           906           847
930.2    Miscellaneous general expenses             2,326,765     2,248,728       762,206       559,466       424,455       502,601
931      Rents                                      1,842,240     1,272,584       400,725       349,975       136,752       385,132
935      Maintenance of general plant               3,448,462     3,437,545     1,007,513       828,401       857,878       743,753
403-404  Depreciation and amortization expense      1,107,476             -             -             -             -             -
408      Taxes other than income taxes             45,127,101    44,571,596     6,117,087    30,390,379     4,225,060     3,839,070
409      Income taxes (benefits)                      312,689             -             -             -             -             -
410-411  Provision for deferred income taxes         (330,614)            -             -             -             -             -
426.1    Donations                                    175,852        25,339        11,007         7,421         3,300         3,611
426.3    Penalties                                     73,546        73,546             -             -        73,546             -
426.4    Civic, political, and related activities       3,378           (56)           11           (80)            7             6
426.5    Other deductions                             141,886        56,554        16,710        13,295        13,726        12,823
430      Interest on debt to associate companies      428,852       349,736        87,434        87,434        87,435        87,433
107EXP   Construction work in progress            190,184,316   190,184,316    89,344,936    35,323,502    29,233,609    36,282,269
154EXP   General inventory                        (29,819,275)  (29,797,558)   (6,477,889)   (8,764,246)   (6,169,888)   (8,385,535)
163EXP   Stores expenses undistributed             (1,071,787)   (2,229,183)     (629,809)     (533,000)     (463,665)     (602,709)
165EXP   Prepaid expense                             (220,757)     (220,757)          488    (2,475,661)    2,254,416             -
174EXP   Miscellaneous current and accrued expense  8,404,391     8,404,391    15,323,310   (12,046,456)       10,379     5,117,158
184EXP   Other expenses                            (7,505,648)   (7,507,522)   (3,380,272)     (738,779)   (1,594,506)   (1,793,965)
						 ----------------------------------------------------------------------------------
				 TOTAL EXPENSES  $701,984,228  $686,307,322  $259,852,295  $141,001,452  $140,615,549  $144,838,026
						 ==================================================================================

			      18 OF 26 PAGES

		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		     For the Year Ended December 31, 2000

  Schedule XVII - Schedule of Expense Distribution by Department or Service
				   Function

Instruction:

Indicate each department or service function. (See Instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts).

							   DEPARTMENT OR SERVICE FUNCTION
					    Total       Arkansas    Grand Gulf   River Bend    Waterford 3
Account       Description of Items        Indirects     Nuclear      Nuclear       Nuclear      Nuclear
Number                                                    One        Station       Station      Station
500-557 Power production                   $5,948,558   $1,864,029   $1,351,994    $1,364,617   $1,367,918
920     Salaries & wages                    2,604,101      663,845      634,401       673,180      632,675
921     Office supplies and expenses          595,474      153,304      147,013       148,637      146,520
923     Outside services employed             897,457      226,313      220,813       229,642      220,689
924     Property insurance                     38,762        9,691        9,691         9,690        9,690
925     Injuries and damages                  (83,715)     (19,493)     (24,663)      (19,772)     (19,787)
926     Employee pensions and benefits      1,837,677      507,337      437,446       453,340      439,554
928     Regulatory commission expenses         78,003        4,674          146        71,587        1,596
930.1   General advertising expenses              975          244          244           244          243
930.2   Miscellaneous general expenses         78,037       19,489       19,570        19,489       19,489
931     Rents                                 569,656      142,721      142,310       142,337      142,288
935     Maintenance of general plant           10,917        2,729        2,729         2,730        2,729
403-404 Depreciation and amortization       1,107,476      276,869      276,869       276,869      276,869
	 expense
408     Taxes other than income taxes         555,505      162,406      128,176       135,548      129,375
409     Income taxes (benefits)               312,689       78,743       76,507        78,719       78,720
410-411 Provision for deferred income        (330,614)     (82,670)     (82,654)      (82,645)     (82,645)
	 taxes
426.1   Donations                             150,513       37,628       37,628        37,629       37,628
426.4   Civic, political, and related           3,434          859          859           858          858
	 activities
426.5   Other deductions                       85,332       21,333       21,333        21,333       21,333
430     Interest on debt to associate          79,116       19,777       19,780        19,779       19,780
	 companies
154EXP  General inventory                     (21,717)      (5,429)      (5,429)       (5,430)      (5,429)
163EXP  Stores expenses undistributed       1,157,396      349,999      267,479       272,447      267,471
184EXP  Other expenses                          1,874        9,528       (2,551)       (2,551)      (2,552)
					  ----------------------------------------------------------------
			  TOTAL EXPENSES  $15,676,906   $4,443,926   $3,679,691    $3,848,277   $3,705,012
					  ================================================================

				19 OF 26 PAGES

		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 2000

		     Departmental Analysis of Salaries



						      Departmental Salary Expense
	     Name of Department                           Included in Amounts Billed to:      Number of
	  Indicate each department              Total     Parent        Other        Non      Personnel
	    or service function                 Amount    Company    Associates  Associates  End of Year
Directs - Arkansas Nuclear One               $100,569,800           $100,569,800                    1,097
Directs - River Bend Nuclear Station           58,694,249             58,694,249                      689
Directs - Grand Gulf Nuclear Station (1)       54,756,824             54,756,824                      725
Directs - Waterford 3 Nuclear Station          60,253,036             60,253,036                      687
Indirects - Arkansas Nuclear One                2,528,108              2,528,108                       32
Indirects - River Bend Nuclear Station          2,082,333              2,082,333                       19
Indirects - Grand Gulf Nuclear Station (1)      1,945,476              1,945,476                       17
Indirects - Waterford 3 Nuclear Station         1,951,992              1,951,992                       19


					     ------------------------------------------------------------
				       TOTAL $282,781,818           $282,781,818                    3,285
					     ============================================================

(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.



		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 2000

			  Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


						    Relationship
						   "A" - Associate
						     "NA" - Non
    From Whom Purchased                Address        Associate       Amount

See pages 20 (2)  through 20 (9)



			20 OF 26 PAGES (1)

		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 2000

			  Outside Services Employed



Instructions:
 Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
 payments included within the subaccount need be shown.   Provide a subtotal
 for each type of service.

							  Relationship
							"A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address    Associate        Amount
Outside Services - Consulting

RWM CONSULTING                                                 NA              $77,617
A&D CONSULTING INC                                             NA               73,410
WELDING TESTING LAB INC                                        NA               49,850
LESLIE JAMES CONSULTING SERVICES                               NA               44,926
BURNS INTL SECURITY SERVICES                                   NA               32,150
RADIATION MANAGEMENT CONSULTANTING                             NA               27,737
GALLE CONSULTING SERVICES                                      NA               26,632
OTHER CONSULTING SERVICES GREATER THEN $25,000 (15)            NA               66,176
									   -----------
							    Subtotal           398,498
									   -----------

Outside Services - Engineering

WESTINGHOUSE ELECTRIC CO LLC                                   NA          $16,520,490
FRAMATOME TECHNOLOGIES INC                                     NA           13,595,613
GENERAL ELECTRIC                                               NA            8,012,051
ENERCON SERVICES INC                                           NA            5,234,191
SPEC ATS INC                                                   NA            2,453,450
ATLANTIC GROUP INC                                             NA            2,254,003
SARGENT & LUNDY LLC                                            NA            2,253,311
ABB COMBUSTION ENGINEERING INC                                 NA            2,242,894
DUKE ENGINEERING & SERVICES IN                                 NA            1,601,748
DP ENGINEERING                                                 NA            1,321,453
RAYTHEON ENGINEERS & CONSTRUCTORS INC                          NA            1,184,636
GENERAL ELECTRIC NUCLEAR                                       NA            1,011,361
RAYTHEON ENGINEERS & CONSTRUCTORS INC                          NA              829,161
OHIO TRANSFORMER INC                                           NA              748,339
NUKEM INC                                                      NA              702,751
APTECH ENGINEERING SERVICES INC                                NA              687,060
SPEC GROUP HOLDINGS INC                                        NA              668,319
MARLEY COOLING TOWER CO                                        NA              576,879
EMERALD COAST SERVICES INC                                     NA              531,649
INSULATIONS INC                                                NA              519,811
IEPSON CONSULTING ENGINEERS                                    NA              513,776
SOIL TESTING ENGINEERS INC                                     NA              494,823
CHELAN INC                                                     NA              442,814
NTS TECHNICAL SERVICES INC                                     NA              440,439
GENERAL PHYSICS CORP                                           NA              439,726
EPRI                                                           NA              397,690
ILD INC                                                        NA              381,509
ENERGY SYSTEMS SOLUTIONS INC                                   NA              375,700
FACTORY MUTUAL INS CO                                          NA              368,816
HOLTEC INTL                                                    NA              365,484
STEVENSON & ASSOC INC                                          NA              353,661
WYLE LABORATORIES INC                                          NA              318,207
ERIN ENGINEERING & RESEARCH                                    NA              314,381
BCP TECHNICAL SERVICES INC                                     NA              311,097
BATON ROUGE INTL INC                                           NA              310,111
PAR SYSTEMS INC                                                NA              302,624
OMEGA TECHNICAL SERVICES INC                                   NA              272,570
NISYS CORP                                                     NA              269,645
HENNIGAN ENGINEERING CO INC                                    NA              260,311
DOMINION ENGINEERING INC                                       NA              258,665
EXCEL SERVICES CORP                                            NA              254,981
STRUCTURAL INTEGRITY ASSOC                                     NA              249,382
MPR ASSOC INC                                                  NA              216,684
RAYTHEON NUCLEAR INC                                           NA              215,921
PARSONS POWER GROUP                                            NA              206,266
AURA ENERGY CORP                                               NA              195,003
SCIENTECH INC                                                  NA              184,063
BROWN CUNNINGHAM & GANNUCH                                     NA              181,524
PRECISION SURVEILLANCE CORP                                    NA              159,660
NUCLEAR ADVISORY GROUP INC                                     NA              158,366
KALY NUCLEAR SERVICES                                          NA              157,013
NUENERGY INC                                                   NA              145,609
DATA SYSTEMS & SOLUTIONS LLC                                   NA              137,121
NEXUS TECHNICAL SERVICES CORP                                  NA              121,802
BECHTEL POWER CORP                                             NA              109,414
GSE POWER SYSTEMS                                              NA              108,020
HAYWARD TYLER INC                                              NA              106,398
COLLIER & ASSOCIATES INC                                       NA              104,820
PERFORMANCE IMPROVEMENT INTL                                   NA               84,693
PROTO POWER CORP                                               NA               79,500
SOUTHWEST RESEARCH INSTITUTE                                   NA               78,301
TELEDYNE BROWN ENGINEERING                                     NA               72,543
POWER GENERATION TECHNOLOGIES                                  NA               69,660
ENOVA ENGINEERING SERVICES                                     NA               69,562
NUMERICAL APPLICATIONS INC                                     NA               69,551
BECHTEL SOFTWARE INC                                           NA               68,480
ENERTECH ENGINEERING & SERVICES DIVISION                       NA               64,216
TECMER INC                                                     NA               63,872
GEBCO ENGINEERING INC                                          NA               60,351
DEI INC                                                        NA               56,604
NEW PHILADELPHIA FAN COMPANY                                   NA               53,483
CONSTELLATION NUCLEAR SERVICES INC                             NA               51,715
WMG INC                                                        NA               49,800
OAK RIDGE RISK MANAGEMENT INC                                  NA               41,135
KALSI ENGINEERING INC                                          NA               40,000
NCS CORP                                                       NA               39,846
TOWER SYSTEMS CORP                                             NA               39,587
FULKERSON ENTERPRISES INC                                      NA               39,056
STONE & WEBSTER ENGINEERING CORP                               NA               37,000
HURST TECHNOLOGIES                                             NA               34,000
JOHN COOPER & ASSOC PA                                         NA               32,500
H BROWN MACHINE SHOP INC                                       NA               28,680
OTHER ENGINEERING SERVICES GREATER THEN $25,000 (59)           NA              516,463
									   -----------
							    Subtotal        74,993,864
									   -----------

Outside Services - Environmental

NUMANCO LLC                                                    NA           $4,464,096
CHEM NUCLEAR SYSTEMS LLC                                       NA            4,352,687
GTS DURATEK BEAR CREEK INC                                     NA            2,450,283
ALLIED TECHNOLOGY GROUP                                        NA            2,305,255
STUDSVIK INC                                                   NA            1,295,759
LA DEPT OF ENVIRONMENTAL QUALITY                               NA              594,569
EASTERN TECHNOLOGIES INC                                       NA              534,990
STUDSVIK PROCESSING FACILITY LLC                               NA              468,047
CENTRAL INTERSTATE LOW LEVEL                                   NA              112,000
ENVIROSOLVE LLC                                                NA               91,252
AMERICAN ECOLOGY RECYCLE CENTER                                NA               77,376
BROWNING FERRIS INDUSTRIES INC                                 NA               69,352
ENVIROCARE OF UTAH INC                                         NA               62,343
A3M VACUUM SERVICES INC                                        NA               50,489
SAFETY KLEEN CORP                                              NA               43,059
PORT HUDSON PRODUCTS & SERVICES                                NA               34,349
INTL OIL SERVICE                                               NA               31,420
OTHER ENVIRONMENTAL SERVICES GREATER THEN $25,000 (29)         NA              195,640
									   -----------
							    Subtotal        17,232,966
									   -----------

Outside Services - Legal

WISE CARTER CHILD & CARAWAY                                    NA             $411,363
WINSTON & STRAWN                                               NA              209,402
OTHER LEGAL SERVICES GREATER THEN $25,000 (13)                 NA               56,734
									   -----------
							    Subtotal           677,499
									   -----------

Outside Services - Nuclear

BECHTEL POWER CORP                                             NA          $33,885,476
STONE & WEBSTER CONSTRUCTION CO INC                            NA           24,945,948
STONE & WEBSTER ENGINEERING CORP                               NA            6,033,211
GENERAL ELECTRIC NUCLEAR ENER                                  NA            3,217,960
SPEC ATS INC                                                   NA            1,122,200
ABB CE NUCLEAR POWER INC                                       NA              351,822
GLOBAL NUCLEAR FUEL AMERICAS                                   NA              231,000
WACKENHUT CORP                                                 NA              178,759
CE NUCLEAR POWER LLC                                           NA              109,138
NUCLEAR ENERGY INSTITUTE                                       NA              106,000
US INVESTIGATIONS SERVICES INC                                 NA              101,791
SIEMENS ENERGY & AUTOMATION                                    NA               92,905
NWT INC                                                        NA               81,547
D&R RAILROAD                                                   NA               49,004
AMERICAN EXPRESS                                               NA               47,281
TRANSCO PRODUCTS INC                                           NA               43,294
CRANE NUCLEAR INC                                              NA               37,131
NUCLEAR LOGISTICS  INC                                         NA               31,436
OTHER NUCLEAR SERVICES GREATER THEN $25,000 (29)               NA               72,688
									   -----------
							    Subtotal        70,738,591
									   -----------

Outside Services - Regulatory

WACKENHUT CORP                                                             $14,696,109
OTHER REGULATORY SERVICES GREATER THEN $25,000 (4)                              12,909
									   -----------
							    Subtotal        14,709,018
									   -----------

Outside Services - Temporary Employee Services

EXPRESS PERSONNEL SERVICES                                     NA             $204,752
MAXIM GROUP                                                    NA              147,048
SCIENCE APPLICATIONS INTL CORP                                 NA              130,090
STAFFMARK                                                      NA               75,821
OTHER TEMPORARY EMPLOYEE SERVICES GREATER THEN $25,000 (4)     NA               22,145
									   -----------
							    Subtotal           579,856
									   -----------

Outside Services - Other

SIEMENS POWER CORP                                             NA            8,537,799
AURA ENERGY CORP                                               NA            3,300,089
POWER EQUIPMENT MAINTENANCE IN                                 NA            2,516,805
CALGON CORP                                                    NA            1,128,977
SIEMENS WESTINGHOUSE POWER                                     NA            1,120,488
FLOWSERVE                                                      NA            1,092,393
IONICS INC                                                     NA              884,639
FEDERAL EMERGENCY MANAGEMENT                                   NA              859,315
AR DEPT OF FINANCE & ADMINISTRATION                            NA              826,686
INTECH INC                                                     NA              824,010
PN SERVICES LLC                                                NA              759,054
SEA BREX MARINE INC                                            NA              637,284
ANATEC INTL INC                                                NA              609,258
JACOBS MAINTENANCE INC                                         NA              537,742
XEROX BUSINESS CORP                                            NA              511,692
VANHORN CONSTRUCTION CO                                        NA              441,601
AMERICAN AIR FILTER INTL                                       NA              404,183
FLOWSERVE RED CORP                                             NA              378,889
NALCO CHEMICAL CO                                              NA              368,757
OAO TECHNOLOGY SOLUTIONS                                       NA              357,500
GENERAL ELECTRIC INTL INC                                      NA              351,636
SBC DATACOMM                                                   NA              346,922
CALDON INC                                                     NA              327,903
GD BARRI & ASSOC INC                                           NA              312,990
ANBEROKA SERVICES                                              NA              311,581
FRAMATOME COGEMA FUELS                                         NA              304,236
COOPER CAMERON VALVES                                          NA              282,544
I POWER DISTRIBUTION GROUP                                     NA              280,012
DEFENDER SERVICES INC                                          NA              273,301
CONTINENTAL FIELD SYSTEMS INC                                  NA              262,309
AIR PRODUCTS & CHEMICALS INC                                   NA              254,051
OLD DOMINION PROJECT TEAM INC                                  NA              251,426
MS EMERGENCY MANAGEMENT AGENCY                                 NA              246,100
WELDING SERVICES INC                                           NA              229,475
MS ENTERPRISE FOR TECHNOLOGY                                   NA              223,649
RHODIA INC                                                     NA              217,648
RHR INTL CO                                                    NA              212,631
RCM TECHNOLOGIES INC                                           NA              211,513
FURMANITE AMERICA INC                                          NA              209,265
COOPERHEAT INC                                                 NA              202,649
PLANT MACHINE WORKS INC                                        NA              196,828
TERRY TRANE SERVICE AGENCY INC                                 NA              193,662
STAR SERVICE INC                                               NA              185,930
CANBERRA INDUSTRIAL INC                                        NA              183,812
PRICEWATERHOUSECOOPERS LLP                                     NA              177,641
RIVER PARISH DISPOSAL INC                                      NA              170,844
DIVERSIFIED TECHNOLOGIES SVC                                   NA              167,563
CHOICEPOINT SERVICES INC                                       NA              165,172
HAMON COOLING TOWERS INC                                       NA              158,918
COMMUNICATION SPECIALISTS INC                                  NA              155,370
NUKE JAWKE                                                     NA              153,611
HI TECH SERVICES INC                                           NA              151,781
BNFL FUEL SOLUTIONS CORP                                       NA              145,518
MANNINGS USA INC                                               NA              141,785
CONTROL TECHNOLOGIES INC                                       NA              140,041
VICKSBURG HEALTHCARE LLC                                       NA              138,579
WILLIAM A HARRISON INC                                         NA              133,882
ONYX INDUSTRIAL SERVICES INC                                   NA              132,181
UTILITY SYSTEMS SERVICES INC                                   NA              127,571
SCOTT FENCE USA INC                                            NA              123,034
NORTH AMERICAN CONTRACT EMP                                    NA              122,418
CIVIL CONSTRUCTION CONTRACTORS INC                             NA              120,457
UNDERWATER CONSTRUCTION CORP                                   NA              120,253
WD ASSOC INC                                                   NA              116,089
RED STICK ARMATURE WORKS INC                                   NA              114,989
WASTE MANAGEMENT RSVL DISTRICT                                 NA              110,330
ABB CE SERVICES INC                                            NA              109,288
CORESTAR INTL CORP                                             NA              108,785
CRAFT CROSSWELL CONTRACT                                       NA              103,523
MECHANICAL DYNAMICS & ANALYSIS INC                             NA              100,079
MONTGOMERY KONE INC                                            NA               98,153
THYSSEN DOVER ELEVATOR CO                                      NA               96,329
CARBON STEEL INSPECTION INC                                    NA               96,174
SCHULZ ELECTRIC CO                                             NA               95,375
ELGAR ELECTRONICS CORP                                         NA               92,943
OUR LADY OF THE LAKE REGIONAL                                  NA               87,143
TAYLOR BACKHOE & NURSERY                                       NA               87,032
TEAM INDUSTRIAL SERVICES INC                                   NA               86,773
M DIRK ORY MD APMC                                             NA               85,800
UNIVERSITY OF MD                                               NA               85,483
COMPAQ COMPUTER CORP                                           NA               85,310
FISHER SCIENTIFIC CO                                           NA               84,568
BENSINGER DUPONT & ASSOC                                       NA               82,731
FTN ASSOC LTD                                                  NA               81,415
PYTHON CORP                                                    NA               79,437
A DEPENDABLE FENCING CO                                        NA               77,879
GAMMA METRICS INC                                              NA               77,079
EPRIGEN INC                                                    NA               75,000
TRI TOOL INC                                                   NA               73,530
ATWOOD & MORRILL CO INC                                        NA               73,292
STEWART D EBNETER                                              NA               71,836
WASTE MANAGEMENT OF MS INC                                     NA               70,776
FUELMAN OF NEW ORLEANS                                         NA               69,120
MARRIOTT GRAND HOTELS                                          NA               68,649
TENSAS PARISH POLICE JURY                                      NA               68,241
INGERSOLL DRESSER PUMP CO INC                                  NA               66,722
PDMA CORP                                                      NA               66,141
MATRIX INC                                                     NA               65,673
HONEYWELL INC                                                  NA               64,023
SAIA ELECTRIC                                                  NA               63,575
BAKER TANKS INC                                                NA               63,360
GENERAL ELECTRIC CAPITAL                                       NA               63,105
WASHINGTON GROUP INTL                                          NA               60,542
SENOCON INC                                                    NA               59,800
HARVEY CONSTRUCTION CO INC                                     NA               59,479
DRYADES SAVINGS BANK                                           NA               59,130
UCISCO INC                                                     NA               57,892
NWT CORP                                                       NA               57,117
INTEGRA SERVICES TECHNOLOGY                                    NA               55,621
LIBERTY TECHNOLOGIES                                           NA               55,038
ABB SERVICE CO INC                                             NA               50,746
GENERAL ELECTRIC CO CORP                                       NA               50,478
HJ MERRIHUE INC                                                NA               49,128
SOUTH MS ELECTRIC POWER ASSN                                   NA               49,045
PROFESSIONAL BUILDING SERVICE                                  NA               48,634
AMERON PROTECTIVE COATINGS                                     NA               47,062
ACS INTEGRATED DOCUMENT SOLUTIONS INC                          NA               46,903
LSU FIREMEN TRAINING PROGRAM                                   NA               46,594
OAK GROVE PLANTATION                                           NA               45,548
HELGESON SCIENTIFIC SERVICES                                   NA               45,000
THERMO OPTEK CORP                                              NA               44,841
ENERTECH INC                                                   NA               44,636
FPI INTL                                                       NA               44,567
ZETEC INC                                                      NA               44,255
DIGITAL EQUIPMENT CORP                                         NA               43,829
VEGETATION MANAGEMENT                                          NA               41,204
HYATT REGENCY SAN ANTONIO                                      NA               40,000
IMPACT INNOVATIONS GROUP LLC                                   NA               40,000
TLG SERVICES INC                                               A                39,487
NUCON INTL INC                                                 NA               37,883
APAC MISSISSIPPI INC                                           NA               37,642
IRON MOUNTAIN                                                  NA               37,622
COOPER ENERGY SERVICES                                         NA               37,073
B&G CRANE SERVICE INC                                          NA               35,866
SORRENTO ELECTRONICS                                           NA               35,821
AMERICAN EXPRESS                                               NA               35,352
EDWARD VOGT VALVE CO                                           NA               35,230
DEPT OF EMERGENCY MGMT EAST                                    NA               35,000
IMATION                                                        NA               34,716
LA OFFICE OF EMERGENCY                                         NA               34,500
STATE OF LA MILITARY BUILDING                                  NA               34,500
DIXIE FIELD MACHINING                                          NA               33,999
WILLIAMS COMMUNICATIONS SOLUTI                                 NA               32,690
EPRI NDE CENTER                                                NA               32,606
MAINTENANCE DREDGING INC                                       NA               32,500
CARTER CHAMBERS SUPPLY CO INC                                  NA               32,343
TURBINE CONTROLS CORPORATION                                   NA               32,235
INDUSTRIAL EQUIPMENT & VEHICLE                                 NA               32,083
ROBERT D MARTIN                                                NA               31,914
AR TECH UNIVERSITY                                             NA               31,600
FREEMYER COMPANY INC                                           NA               31,271
ENCORE REAL TIME COMPUTING INC                                 NA               31,012
AMERICAN INTERPLEX                                             NA               31,010
JOHN M DIAZ                                                    NA               30,940
INTEGRATED RESOURCES INC                                       NA               29,409
WOODWARD GOVERNOR CO                                           NA               29,340
TODAYS OFFICE                                                  NA               29,258
CORRPRO COMPANIES INC                                          NA               29,215
FLOWMORE SERVICES INC                                          NA               28,807
CARCO INC                                                      NA               28,750
CRUMP WILSON & ASSOC                                           NA               28,070
DECA SYSTEMS INC                                               NA               27,937
HEAD & ENGQUIST EQUIPMENT LLC                                  NA               27,713
ANALYTICS INC                                                  NA               27,416
US FILTER                                                      NA               26,928
ARCO ENTERPRISE INC                                            NA               26,241
RIVER CITY OIL INC                                             NA               25,992
BLUE BARN DRAFTING                                             NA               25,740
SETECH INC                                                     NA               25,715
WHARTON EXECUTIVE EDUCATION                                    NA               25,703
GREG MOISE CO INC                                              NA               25,589
WASTE MANAGEMENT OF LOUISIANA LLC                              NA               25,469
HENDERSON SPECIALITIES INC                                     NA               25,191
ALGOR INC                                                      NA               25,150
OTHER SERVICES GREATER THEN $25,000 (553)                      NA            2,748,200
									  ------------
							    Subtotal        43,647,420
									  ------------
							     TOTAL        $222,977,712
									  ============


			20 OF 26 PAGES (12)

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2000

		      Employee Pensions and Benefits

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

	   Description                                            Amount

Group Medical/Dental Insurance                                  $17,681,168
Pension Plans                                                     8,319,572
FAS 106 OPEBS                                                     5,349,967
Savings Plan                                                      4,904,613
Employee Meetings/Functions/Awards                                  874,720
Group Long Term Disability Insurance                                664,228
Post Retirement Plan Payments                                       657,764
Group Life Insurance                                                298,914
Educational Reimbursement                                           298,739
Employee Stock Investment Plan                                     (124,738)
Other                                                               971,576
								-----------
						       TOTAL    $39,896,523
								===========

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2000

		       General Advertising Expenses


Instructions:
Provide a listing of the amount included in "General Advertising
Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

	      Description                          Name of Payee        Amount

Marketing                          Entergy Services Inc.               $ 4,445
				   Others less than $3,000                 975

								      --------
							   TOTAL      $  5,420
								      ========

				21 OF 26 PAGES

		   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 2000

		       Miscellaneous General Expenses


Instructions:
  Provide a listing of the amount included in "Miscellaneous General
  Expenses," classifying such expenses according to their nature.
  Payments and expenses permitted by Section 321(b)(2) of the Federal
  Election Campaign Act, as amended by Public Law 94-283 in 1976
  (2 U.S.C. SS441(b)(2)) shall be separately classified.

		    Description                                  Amount

Electric Power Research Institute fees                          $2,262,117
Institute of Nuclear Power Operations, Inc. fees                 2,123,566
Nuclear Energy Institute fees                                    1,087,734
Industry association dues/ corporate memberships                   136,174
Directors fees and expenses                                         63,005
								----------
							TOTAL   $5,672,596
								==========

		   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 2000

				  Rents


Instructions.
  Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	       Type of Property                                   Amount


Office equipment                                                $ 4,849,142
Telecommunications                                                2,272,205
Computer Equipment                                                1,214,288
Building                                                            538,580
Computer Software                                                   141,241
								-----------
							TOTAL   $ 9,015,456
								===========


				22 OF 26 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2000

		     Taxes Other Than Income Taxes

Instructions:
  Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and
  (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	    Kind of Tax                                          Amount

OTHER THAN U.S. GOVERNMENT TAXES:
     Ad Valorem                                               $20,241,983
     Franchise                                                  4,190,262
     State Unemployment                                             1,168
     Other Payroll Taxes                                           16,014
							      -----------
	 SUBTOTAL                                              24,449,427
							      -----------
U.S. GOVERNMENT TAXES:
     FICA                                                      16,429,746
     Other Payroll Taxes                                        4,268,665
							      -----------

	 SUBTOTAL                                              20,698,411
							      -----------

			  TOTAL                               $45,147,838
							      ===========

		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 2000

				  Donations

Instructions:
  Provide a listing of the amount included in "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.


	    Name of Recipient               Purpose of Donation             Amount
United Way                                 Charity                           $ 61,457
Public Education Forum in Mississippi      Contribution                        30,000
Junior Achievement of Mississippi          Contribution                         7,700
Mississippi State University               Contribution                         4,892
Van Winkle Elementary School               Contribution                         4,700
Russellville High School                   Contribution                         4,252
Chamber of Commerce                        Contribution                         4,000
Subiaco Academy                            Contribution                         3,125
Port Gibson Main St Inc                    Contribution                         3,050
Others less than $3,000 (102)              Contribution                        52,676
									     --------
								   TOTAL     $175,852
									     ========

				23 OF 26 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2000

			     Other Deductions


Instructions:
  Provide a listing of the amount included in "Other Deductions," classifying such expenses according to their nature.


		 Description                                 Name of Payee                    Amount
Associated companies expenses                  Entergy Services, Inc.                          $ 55,892

Business meals, entertainment, and various     Various employees (4)                              2,852
  other employee expenses

Other miscellaneous expenses                   Hyatt Regency San Antonio                         40,000
					       J&J Speciality Advertising                        21,111
					       Westin Canal Place                                 6,384
					       Rapids on the Reservoir                            5,804
					       Various employees and other vendors (18)          12,178

											       --------
										   TOTAL       $144,221
											       ========



	       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 For the Year Ended December 31, 2000

	     Schedule XVIII - Notes to Statement of Income

Instructions:
  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year.
  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

   See Notes to Financial Statements on pages 13 ( 2 ) through 13 ( 8 ).


				24 OF 26 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS INC.

		For the Year Ended December 31, 2000

			 Organization Charts

		 Chief Executive Officer - EOI

			   Legal & Risk Management
			   Nuclear Fuels Procurement
			   Total Quality & Employee Concerns
			   Emergency Programs
			   Development (Dap)
			   Business Services
			   Finance
			   Business Development

		      Engineering (Northeast)
			   Design Engineering
			   Asset Management

		      Chief Operating Officer
			   Information Technology
			   Licensing
			   Oversight
			   Material Purchasing and Controls
			   Security
			   Training & Performance
			   Engineering
			   Plant Operations
				Nuclear Safety
				Maintenance Management
				Operations Management
				Outage Managment

	      ANNUAL REPORT OF ENTERGY OPERATIONS INC.

		For the Year Ended December 31, 2000

			Methods of Allocation

The allocation of expenses not directly attributable to a particular nuclear station are based on factors such as generating capacity, number of employees, number of plant sites, number of vouchers, and man hours worked. These expenses are allocated using expense work orders which have a fixed allocation method assigned. New allocation methods are added and existing methods are modified as needed.

	      ANNUAL REPORT OF ENTERGY OPERATIONS INC.

		For the Year Ended December 31, 2000

     Annual Statement of Compensation for Use of Capital Billed

			      - None -


			25 OF 26 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS INC.

			  Signature Clause

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


				    Entergy Operations, Inc.
				   (Name of Reporting Company)



			      By:  /s/ Nathan E. Langston
				      (Signature of Signing Officer)


			      Nathan E. Langston
			      Vice President and Chief Accounting Officer
			      (Printed Name and Title of Signing Officer)


Date:             April 25, 2001






			26 OF 26 PAGES